NO ACT

RO
11-25-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


09013142

Received SEC
DEC 22 2009
Washington, DC 20549

December 22, 2009

Stuart S. Moskowitz
Senior Counsel
IBM Corporate Law Department
One New Orchard Road, MS 329
Armonk, NY 10504

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-22-09

Re: International Business Machines Corporation
Incoming letter dated November 25, 2009

Dear Mr. Moskowitz:

This is in response to your letter dated November 25, 2009 concerning the shareholder proposal submitted to IBM by Boston Common Asset Management, LLC; the Benedictine Sisters Charitable Trust; the Benedictine Sisters of Virginia; Catholic Health East; Catholic Healthcare Partners; Church of the Brethren Benefit Trust, Inc.; the CWA General Fund; the Congregation of Sisters of St. Agnes; Manhattan Country School; the Missionary Oblates of Mary Immaculate; The Pension Boards – United Church of Christ, Inc.; Providence Trust; the Sisters of Charity of the Blessed Virgin Mary; the Sisters of Notre Dame de Namur; the Congregation of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia; the Sisters of St. Joseph of Boston; Tides Foundation; the United Church Foundation; and Walden Asset Management. We also have received a letter from Boston Common Asset Management, LLC dated December 21, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Dawn Wolfe
Associate Director of Social Research
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

George Kohl
Senior Director
Communications Workers of America
501 Third Street, N.W.
Washington, DC 20001-2797

Rev. Séamus P. Finn
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Sister Anne P. Myers
President
The Corporation of the Convent of the
Sisters of Saint Joseph, Chestnut Hill, Philadelphia
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

December 22, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 25, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that IBM may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that IBM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



BOSTON COMMON
ASSET MANAGEMENT, LLC

December 21, 2009

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *International Business Machines (IBM)*
Shareowner Proposal of Boston Common Asset Management, LLC and co-filers
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

I am responding to a No Action Request submitted November 25th by Stuart S. Moskowitz, Senior Counsel in the IBM Corporate Law Department. Mr. Moskowitz's letter relates to a shareholder resolution by Boston Common Asset Management, LLC and 18 co-filers seeking an Advisory Vote on executive pay. I am responding on behalf of Boston Common Asset Management, LLC and co-filers of the above mentioned proposal.

INTRODUCTION:

Boston Common Asset Management's resolution is one of scores of such resolutions filed with companies this year seeking an Advisory Vote on executive pay, often described as "Say on Pay".

In last year's proxy season, approximately 100 companies received a resolution with this focus. Shareholders expressed strong support for this governance reform with votes in favor averaging in the 46% range and over 25 companies receiving votes over 50% in favor. To date, over 30 companies have agreed to voluntarily implement Say on Pay and of course TARP companies are required to pose an Advisory Vote in their proxy for investors to vote on. This last year we believe over 300 TARP companies implemented such votes.

In 2009 IBM had a shareholder proposal requesting an Advisory Vote that received 44.6% vote in favor, a remarkably strong indication of investor support for this new policy despite the fact IBM is not a company widely criticized for its pay philosophy, practices or disclosures. In 2008 the vote was 43.3%.

While the Resolved clause is framed differently than last year's resolution, it carries on in the same tradition seeking this reform.

Mr. Moskowitz's letter acknowledges the drastically changed context of the Advisory Vote discussion in 2009 when it states on page 10 "The Company understands that Congress is considering legislation on having an advisory vote on executive compensation for all U.S. companies, and the Company would of course comply with any legal obligation to provide an advisory vote."

Indeed, many companies and investors expect the Advisory Vote will be legislated and become a reality for companies with annual votes, similar to the election of Directors or ratification of the Auditors.

In reality, there is a very different climate regarding the Advisory Vote today compared to even three years ago.

For example, the

- President of the United States and Treasury Secretary have both endorsed the Advisory Vote.
- The Chair of the Securities and Exchange Commission Ms. Mary Schapiro, has stated her support for an Advisory Vote as have two other Commissioners. Ms. Schapiro stated in May 2009 in an interview with Personal Finance that "shareholders across America are concerned with large corporate bonuses in situations in which they, as the company's owners, have seen declining performance. Many shareholders have asked Congress for the right to voice their concerns about compensation through an advisory "say on pay." Congress provided this right to shareholders in companies that received TARP funds, and I believe shareholders of all companies in the U.S. markets deserve the same right."
- The House of Representatives passed a bill in the last session of Congress, including the annual Advisory Vote. This is also included in current bills before the U.S. Senate and House of Representatives.
- Numerous investors, including institutional investors with trillions of dollars of assets under management, have spoken in support of the Advisory Vote and voted proxies in favor of resolutions urging Say on Pay.

In fact, shareholders at PepsiCo, Johnson & Johnson and XTO Energy voted on this identical resolved clause with a 49.4% vote in favor at PepsiCo, 46.3% at Johnson & Johnson and 51.5% at XTO Energy.

- In Canada, the Canadian Coalition for Good Governance has worked with a number of leading Canadian banks which decided to adopt Say on Pay and have provided model resolution language for banks to use in their proxy statements for management or Board sponsored resolutions.

- The general concept of the Advisory Vote seems well understood even when Boards or management prefer not to implement this reform. In fact, numerous companies, which have adopted Say on Pay, have begun an expanded investor communication programs to seek feedback from their shareowners on various aspects of their pay philosophy practice and transparency.

- The Treasury Department clearly believes that the Advisory Vote is a necessary tool for accountability on compensation since they required all companies under TARP to include such a vote in the last proxy season. The experience from such votes are useful since in the vast number of cases the vote was an un-dramatic, routine discipline with overwhelming votes supporting the Board sponsored proposal.

  However, in a minority of cases, investors used the vote to register strong concerns about the compensation package sometimes voting against selected Directors as well.

In short, Boston Common Asset Management believes, as other proponents do, that the Advisory Vote is an idea whose time has come and is a necessary and timely reform. It allows investors to apply reasonable checks and balances on executive compensation through an Advisory Vote which, combined with investor communication programs, will help a Board and management receive meaningful feedback from their owners.

While we understand the position of companies like IBM which oppose the concept of the Advisory Vote and seek to have their proxy statements as free as possible of shareholder resolutions, this is a last ditch attempt to hold back the inevitable by refusing to let IBM owners vote on a shareholder resolution seeking this change.

We believe Mr. Moskowitz's letter to the Securities and Exchange Commission fails to sustain the burden of proof required to demonstrate why the Proposal may be excluded and therefore we respectfully request that the Securities and Exchange Commission decline to issue a No Action decision.

ANALYSIS:

Mr. Moskowitz argues several points he believes represent a basis for exclusion.

1. **Proposal is vague, indefinite and misleading –**

   This is the major augment presented in the IBM letter which draws heavily on the letters sent last year by Ryland, Jefferies, etc.

   We would argue in response

- There is a new context for the advisory vote discussion.
- That a number of companies have taken the language in the resolution to IBM, adapted it as their own, and presented it for a vote by their investors as a Board sponsored resolution.
- That companies that had votes on the shareholder proposal with the IBM proposal language i.e. XTO Energy, Johnson & Johnson and PepsiCo, had strong shareholder votes in the 46% - 51% range indicating shareowners knew what they were voting on and were not confused by this language.
- We agree with the points TIAA-CREF made in their Ryland letters to the Securities and Exchange Commission last year that the intent of this resolution is clear and that it attempts to provide flexibility for the Board and management as they craft a Board sponsored proposal for shareholder vote.
- That the Securities and Exchange Commission's XTO Energy decision on this resolution demonstrates different responses last season from the staff and does not set a definite precedent on this issue.
- And finally, with the considerably changed context before us, that the staff should review the resolution before IBM with fresh eyes.

The first argument requests exclusion under 14a-8(i)(3) because the proposal is vague, indefinite and misleading.

It is important to state at the outset that Mr. Moskowitz and IBM staff and Board are well informed about the ongoing debate on the Advisory Vote. In fact, IBM had a vote on this issue in both 2007 and 2008.

IBM has watched the steps other companies took when they decided to implement the vote, and have talked to proponents thus gaining wide-ranging insights into the overall rationale for Say on Pay and what proponents seek. Thus their arguments that the resolution is vague and something they purport not to understand is disingenuous.

We believe IBM has a high level of knowledge of the goals and specific objectives of Say on Pay.

Importantly, companies who talk to proponents know that the goal of the resolution is not to prescribe a specific formula or actual language for the resolution a Board and management would put in the proxy. In fact, if IBM were to agree that the company would present an Advisory Vote in the proxy, proponents would be pleased to let them draft the language without prescribing the exact text, as demonstrated by Advisory Vote implementation at Aflac and other companies. Thus IBM's confusion would be quickly eliminated since they could craft the text of their resolution.

Mr. Moskowitz's letter argues the resolution and supporting statement are vague, that the proposal is therefore misleading and that neither the stockholders at large nor the company implementing the proposal would be able to determine with any reasonable certainty what the proposal would entail.

IBM seeks to create confusion where none exists. In fact, investors who voted on this exact resolution text at PepsiCo, XTO Energy and Johnson and Johnson last year seemed quite clear what they were voting for and provided high votes in the 44% to 51% range, similar to the level of votes the other version of the resolution text received.

There was no widespread confusion, debate in the press, nor criticism of this resolution language by investors or Proxy Advisory firms.

Investors who voted on two slightly different versions of the Advisory Vote shareholder resolution (the TIAA-CREF version which is this year's text before IBM) and the more widely used version (which was the text IBM had in their proxy for the last two years), were seen by investors to be variations on the same theme and were both supported by strong votes.

We strongly disagree that the proposal is vague and indefinite and thus misleading. This argument is especially fallacious in light of the very different context in 2009 (as described in the introduction of this letter) compared to 2006 and 2007 when the Say on Pay issue was in a more nascent stage. There is

more sophisticated knowledge today by both companies and investors regarding the details of implementing Say on Pay. There have been literally hundreds of articles and analysis as well as implementation of the Advisory Vote by over 350 companies (including TARP companies). This experience in the business community would guide IBM if they were to implement an Advisory Vote.

In addition, various companies that are actually implementing advisory vote have utilized different language in their proxies as the company provides shareowners an opportunity to cast a vote on executive pay.

For example, H & R Block and Zales (where former Securities and Exchange Commission Chair Richard Breeden is a non-executive Chair of the Board at H &R Block and a member of the Zales Board) have recommended votes for company sponsored resolutions following the TIAA-CREF recommended language which is before IBM this year. Obviously, their Boards and management felt this language was not vague or misleading nor would it result in any form of sanctions against them.

In 2009 Intel Corporation responded positively to a shareholder resolution and submitted an advisory vote resolution from the Board. The Intel 2009 proxy states "*The Board of Directors asks you to consider the following statement: "Do you approve of the Compensation Committee's compensation philosophy, policies and procedures as described in the "Compensation Discussion and Analysis" section of this proxy statement?"*

The Board of Directors recommends that you vote in favor of the Compensation Committee's compensation philosophy, policies and procedures as described in "Compensation Discussion and Analysis" by voting "FOR" this proposal."

As we can see, the Board's resolution appearing in the Intel proxy asks for a vote in favor of the Compensation Committee's philosophy, policies and procedures as described in the Compensation Discussion and Analysis, which is very similar to the shareholder resolution presented to IBM.

The list goes on. Aflac, the first company to adopt Say on Pay voluntarily, frames their resolution as follows in their 2008 proxy.

"*Resolved, that the shareholders approve the overall executive pay-for-performance compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."*

Again, Aflac seems comfortable in asking for a vote on policies and practices described in the Compensation Discussion and Analysis along with information in the proxy statement.

Further, RiskMetrics, now a public company, provides a non-binding advisory vote on three different aspects of RiskMetrics' executive pay. One section of the vote states

A. *"RESOLVED that the shareholders approve the Company's overall executive compensation philosophy, policies and procedures, as described in the Compensation Discussion and Analysis (Sections I and II) in this Proxy Statement."* And in a second vote, RiskMetrics asks for a vote on

B. *"RESOLVED that the shareholders approve the application of the Company's compensation philosophy, policies and procedures to evaluate the 2008 performance of, and award compensation based on, certain key objectives, as described in the Compensation Discussion and Analysis (Section V) in this Proxy Statement."*

So we have companies that have presented their own Board backed resolutions for a vote similar to the language of the IBM resolution.

And we have a number of companies, PepsiCo, Johnson & Johnson and XTO Energy, that presented this language in a shareholder resolution for a vote by investors.

In short, we believe the experience of both investors and companies over the last year make the request in this resolution clear and direct rather than vague and misleading.

No Action Letter Precedent -

In his analysis on page 3, Mr. Moskowitz mentions several Securities and Exchange Commission precedents which he believes supports the case for a No Action letter e.g. The Ryland Group letter February 7, 2008. The letter continues to list 2006 and 2007 No Action letters which supposedly would also close the door on the IBM resolution. However, Securities and Exchange Commission staff were *unable* to concur in the request for a No Action Letter with regard to XTO Energy (February 13, 2000).

Moreover, reference to the Sara Lee letter ignores the point made in TIAA-CREF's letter by Hye-Won Choi, Head of Corporate Governance, dated January 9, 2008. Her letter comments on the Sara Lee issue when it states *"the staff concurred that Rule 14a-8(i)(3) could be used as a basis to exclude a proposal that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the Report of the Compensation and Employee Benefits Committee (the "Sara Lee Proposal"). However, because the content of the Compensation Committee Report was revised by the new executive compensation rules following the deadline for submitting proposals, the Staff*

permitted the proponent to revise the proposal to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding NEO compensation that is included in the Compensation Discussion and Analysis report. The Staff went on to say that such a revised proposal may not be excluded under Rule 14a-8(i)(3). Thus, the Proposal, which, like the revised Sara Lee Proposal, makes clear that the advisory vote would relate to the company's executive compensation policies and practices set forth in the Compensation Discussion and Analysis, may not be excluded under Rule 14a-8(i)(3)."

Equally important are additional points made in TIAA-CREF's letter dated January 9, 2009 to the Securities and Exchange Commission which explains in detail that the goal of this resolution and TIAA-CREF was not to dictate the specific language the Board sponsored advisory vote, but to give management and the Board the freedom and flexibility to craft their own language.

This 2009 resolution to IBM based on the TIAA-CREF resolution text is formed with the same goals in mind.

"The Proposal requests that Ryland's Board of Directors (the "Board") adopt a policy by which the Company would be required to submit a non-binding proposal each year seeking an advisory vote of shareholders to ratify and approve the Compensation Discussion and Analysis Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis ("CD&A"). The intent of the Proposal is to provide Ryland's management and Board with the maximum amount of flexibility. The Proposal gives Ryland's management and Board, who are responsible for the design, implementation and disclosure of the Company's compensation policies and practices, the ability to develop and submit the Proposal in any manner that they believe is appropriate. Thus, the intent is to put the advisory vote mechanism into the hands of Ryland's management and Board."

"CREF recognizes the limited content of the Compensation Committee Report and realizes that the detailed discussion of Ryland's compensation policies and practices for its NEOs is set forth in the CD&A. However, CREF believes it is important to obtain a shareholder advisory vote on the Compensation Committee Report as well as the CD&A in an effort to take a holistic approach to the compensation decision making process. The purpose of the Proposal is to hold Ryland's Board as well as its management accountable for the role of each in connection with the Company's executive compensation decisions and related disclosure.

Under the new executive compensation rules, management is responsible for the content of the CD&A and the Board's Compensation Committee is responsible for reviewing the compensation disclosure included in the CD& and approving its inclusion in the proxy statement. In order to hold the Board accountable for its

decision to approve the inclusion of the CD&A in the proxy statement, the advisory vote must permit shareholders to vote on the Compensation Committee Report as well as the CD&A. Thus, to permit an advisory vote on the CD&A without also permitting a vote on the Compensation Committee Report would be insufficient."

2. Unclear who should act

Mr. Moskowitz's letter on page 7 argues the resolution is unclear regarding who should act – Management or the Board. However, the resolution clearly states "the shareholders of IBM recommend that the board of directors adopt a policy" – thus requesting that the Board take action to adopt a policy, putting the Board in complete control of the decision and direction of the policy requested.

The resolution then goes on to explain that the policy would have the proxy statement include an Advisory Vote proposal submitted and supported by company Management – in other words, this would be the company's proposal just like the election of Directors and ratification of Auditors are proposals coming from the company not investors. That is the simple goal of the proposal.

Clearly the Board is in charge of the process and their authority is undiminished when they decide if there is to be an Advisory Vote. We believe investors will not interpret this resolution as stripping the Board of its authority.

Mr. Moskowitz goes on at length in his letter arguing that the term "submitted by and supported by company management" would greatly confuse investors.

Again, experience proves otherwise. The identical resolution voted upon last year at XTO Energy, Johnson & Johnson or PepsiCo did not seem to confuse proxy voters or muddle their decision making. No mention was made of this controversy or confusion proposed by Mr. Moskowitz.

Investors knew full well the resolution was asking the Board to develop a policy that would have the company implement an annual Advisory Vote included in the proxy with the resolution presented by the company in contrast to the resolutions submitted investors.

To provide a No Action Letter based on Mr. Moskowitz's concocted view of what would confuse investors would be an error.

However, if the Securities and Exchange Commission were to agree with Mr. Moskowitz's argument, we would be pleased to drop the word "management" so the proposal would read "submitted by and supported by the Company" or alternatively add the word "Board" after the word "Company" so it would read "submitted by and supported by the company's Board."

CONCLUSION:

We believe that Mr. Moskowitz and IBM have not acknowledged the changing context of the Say on Pay discussion and further they have not established a convincing burden of proof that would allow the Securities and Exchange Commission to provide the No Action Letter requested.

We request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



Dawn Wolfe
Associate Director of ESG Research
Boston Common Asset Management

Cc: Co-filers of the resolution
Stuart Moskowitz, Senior Counsel, IBM



Senior Counsel
IBM Corporate Law Department
One New Orchard Road, MS 329
Armonk, New York 10504

VIA E-Mail and U.S. Mail

November 25, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

IBM Stockholder Proposal -- Boston Common Asset Management LLC and co-filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a letter dated November 3, 2009 from Boston Common Asset Management LLC (the "Proponent") and multiple co-filers. The Proponent's letter included a stockholder proposal (the "Proposal"), a copy of which is attached as **Exhibit A.** This letter is being filed with the Securities and Exchange Commission (the "SEC" or the "Commission") by the Company not later than eighty (80) calendar days before the Company files its definitive 2010 Proxy Materials with the Commission.

THE PROPOSAL

The "RESOLVED" portion of the submission reads as follows:

> **"RESOLVED – the shareholders of International Business Machines (IBM) recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the Board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis."**

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 27, 2010 (the "2010 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

REASONS FOR EXCLUSION

THE PROPOSAL MAY BE OMITTED AS IMPERMISSIBLY VAGUE, INDEFINITE AND MISLEADING UNDER RULE 14a-8(i)(3), AS WELL AS CONTRARY TO THE PROXY RULES, INCLUDING RULE 14a-9, WHICH AMONG OTHER THINGS PERMITS THE EXCLUSION OF A PROPOSAL SO VAGUE AND INDEFINITE THAT NEITHER THE STOCKHOLDERS VOTING ON THE PROPOSAL NOR THE COMPANY IN IMPLEMENTING THE PROPOSAL (IF ADOPTED) WOULD BE ABLE TO DETERMINE WITH ANY REASONABLE CERTAINTY EXACTLY WHAT ACTIONS OR MEASURES THE PROPOSAL REQUIRES.

ANALYSIS

I. The Proposal Is Impermissibly Vague, Indefinite And Misleading under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or the supporting statement violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In particular, companies, faced with proposals like the instant one, have successfully argued that proposals may be excluded in *their entirety* if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See U.S. Securities and Exchange Commission, Division of Corporation Finance, Staff Legal Bulletin Number 14B, Shareholder Proposals (September 15, 2004) (SLB 14B), where the Division clarified its interpretative position with regard to the continued application of Rule 14a-8(i)(3) to stockholder proposals which are hopelessly vague and indefinite. The Staff also affirmed in SLB 14B that a proposal may be excluded under Rule 14a-8(i)(3) when a factual statement in the proposal or supporting statement is materially false or misleading. See *General Motors Corporation* (March 26, 2009)(excluding proposal requiring the elimination of "all incentives for the CEOS and the Board of Directors"); Wyeth (March 19, 2009)(excluding proposal to adopt a bylaw calling for an independent lead director where the "standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation");

International Business Machines Corporation (January 26, 2009) and *General Electric Co.* (January 26, 2009)(proposals purporting to allow shareholders to call a special meeting excluded when they were subject to multiple interpretations). The instant Proposal is precisely such a proposal, and should similarly be subject to exclusion under Rules 14a-8(i)(3) and 14a-9.

The instant Proposal seeks to have the Board adopt a policy requiring a proposal to be included in the Company's proxy materials for each annual meeting, which is to be "***submitted by and supported by Company Management,***" seeking an advisory vote of shareholders to ratify and approve the ***board Compensation's Committee Report*** and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. (emphasis added).

At the outset, it is important to point out that the Staff has concurred in the exclusion of two virtually identical proposals last year under Rule 14a-8(i)(3) as materially false and misleading under Rule 14a-9. *See Jefferies Group, Inc.* (February 11, 2008, reconsideration denied Februrary 25, 2008) (concurring in the exclusion of a proposal, with text of the proposal identical to the instant Proposal as materially false and misleading); *The Ryland Group, Inc.* (February 7, 2008) (to same effect). In the instant case, and for the reasons set forth below, the language and intent of the Proposal and the Supporting Statement are so inherently vague and indefinite that neither IBM stockholders, in voting on the Proposal, nor the Board in implementing the Proposal if adopted, would be able to determine with any reasonable certainty the actions required by the Proposal. Thus, the Proposal is so vague and indefinite as to be misleading and is subject to outright exclusion under Rule 14a-8(i)(3).

A. The Proposal Is Subject to Exclusion Because It Is Unclear What the Advisory Vote Should Address.

Even before the rulings in *Jefferies Group, Inc. and The Ryland Group, Inc., supra*, the Staff has concurred in requests to exclude similar stockholder proposals seeking advisory votes on Compensation Committee Reports in proxy statements, where such proposals were vague or misleading as to the objective or effect of the proposed advisory vote. *Energy East Corp.* (February 12, 2007); *WellPoint Inc.* (Februrary 12, 2007); *Burlington Northern Sante Fe Corp.* (January 31, 2007); *Johnson & Johnson* (January 31, 2007); *Allegheny Energy, Inc.* (January 30, 2007); *The Bear Stearns Companies Inc.* (January 30, 2007); *PG&E Corp.* (January 30, 2007) (each concurring to the exclusion of proposals seeking an advisory vote on the Compensation Committee **report** as materially false or misleading).

Earlier, in *Sara Lee Corp.* (September 11, 2006), a stockholder had also urged the board to adopt a policy that the stockholders be given the opportunity to vote on an advisory resolution to be proposed by management to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement. There, the Staff explained that going forward, proposals of this nature *would* be materially false or misleading under Rule 14a-8(i)(3). In arriving at this position, the Staff wrote:

> "[W]e note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's 'policies applicable to the registrant's executive officers' (as required

> previously under Item 402(k)(1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis."[1]

In contrast, where an advisory vote was sought that was specifically aimed at the compensation of **named executive officers** as disclosed in the company's Summary Compensation Table and the narrative accompanying such tables, Rule 14a-8(i)(3) has not been available to exclude such proposals. *See* *Zions Bancorporation* (February 26, 2009); *Allegheny Energy, Inc.* (February 5, 2008); *Burlington Northern Sante Fe Corp.* (January 22, 2008); *Jones Apparel Group, Inc.* (March 28, 2007); *Affiliated Computer Services* (March 27, 2007), *Blockbuster, Inc.* (March 12, 2007); *Northrop Grumman Corp.* (February 14, 2007); *Clear Channel Communications* (February 7, 2007) (in each case, the Staff was unable to concur in exclusion under Rule 14a-8(i)(3) of a proposal that sought an advisory vote on the compensation disclosed in the proxy statement's Summary Compensation Table for the named executive officers ("NEOs"). Indeed, the stockholder proposal filed in 2008 with IBM by the same Proponent was the same type of proposal as those cited above. Last year's proposal at IBM sought an advisory resolution:

> "to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis)."

http://www.sec.gov/Archives/edgar/data/51143/000110465909015447/a09-1945_1def14a.htm

Based on existing Staff precedent, IBM did not challenge last year's submission at the SEC. However, to be clear, this year's Proposal is entirely different, is defective, and is therefore subject to exclusion under Rule 14a-8(i)(3) and Rule 14a-9.

---

[1] In the case of Sara Lee, since the disclosure requirements for the Compensation Committee Report were revised by the SEC **after** the deadline for submitting stockholder proposals to Sara Lee had passed, in the no-action letter, the staff noted that such proponent could revise that proposal to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the *Compensation Discussion and Analysis*. However, the staff did not provide similar relief to other stockholder proponents submitting similar proposals to companies after the adoption of these revised disclosure requirements, and the staff routinely granted requests for no-action relief under Rule 14a-8(i)(3) when the focus of such proposals remained on the Compensation Committee Report rather than the CD&A. See, e.g., *Energy East Corp.* (February 12, 2007); *WellPoint Inc.* (February 12, 2007); *Burlington Northern Sante Fe Corp.* (January 31, 2007); *Johnson & Johnson* (January 31, 2007); *Allegheny Energy, Inc.* (January 30, 2007); *The Bear Stearns Companies Inc.* (January 30, 2007); *PG&E Corp.* (January 30, 2007).

Instead, as with the stockholder proposals in _The Jefferies Group_ and _The Ryland Group_, the instant Proposal seeks for the Company to provide for a stockholder advisory vote to ratify and approve both the Board's Compensation Committee Report *and* the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. As in _The Jefferies Group_ and _The Ryland Group_, the instant Proposal and Supporting Statement make clear that the Proposal seeks a single combined advisory vote, but the Proposal and Supporting Statement are vague and have misleading statements as to the intended operation and effect of the proposed vote.

In the first place, the Proposal and Supporting Statement are vague and misleading as to the effect or objective of implementing an advisory vote on the Compensation Committee Report. Under the Commission's disclosure rules, the Compensation Committee Report is not a substantive executive compensation disclosure but instead is a corporate governance disclosure, which is specifically required under Item 407(e) of Regulation S-K. Under Item 407(e)(5) of Regulation S-K, the Compensation Committee Report must state whether the compensation committee reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) with management; and, based on the review and discussions, whether the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and proxy statement.

However, the Third paragraph of the Supporting Statement states that "An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation." The same paragraph goes on to note that such a vote "would provide our board and management useful information about shareholder views on the company's senior executive compensation…." Similarly, the Seventh paragraph of the Supporting Statement suggests that current rules and listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior compensation and that "in the United Kingdom, public companies allow shareholders to cast a vote on the **'directors' remuneration report**,' which discloses executive compensation." The same paragraph goes on to assert that "[s]uch a vote isn't binding but gives shareholders a clear voice that could help shape senior executive compensation." Read together, these sentences suggest that providing an advisory vote here to ratify and approve the Board Compensation Committee Report would constitute a vote on a report that discloses compensation and could "help shape senior executive compensation." Not only is this confusing, we believe this to be materially false and misleading.

In addressing the identical proposal in _The Ryland Group_, _supra_, the registrant wrote:

> **"As shareholders would be voting on the limited content of the Compensation Committee Report, which relates to the occurrence or non-occurrence of factual actions by the compensation committee relating to the members' physical review, discussions and recommendations regarding the CD&A disclosure, the Proposal does not make sense."**

We agree with such analysis, as well as the Staff's concurrence to exclude such proposal as materially false and misleading. Yet, the text of the instant Proposal continues to request precisely what was expressly rejected in both _The Ryland Group_ and _The Jefferies Group_ under Rule 14a-8(i)(3). Moreover, as earlier noted by the Staff in _Sara Lee_, _supra_, a

proposal's intent to allow shareholders to express their opinion about senior executive compensation practices would be materially misleading when applied to the limited content of the Compensation Committee Report. Absent any clear discussion in the Proposal or the Supporting Statement as to the effect of an advisory vote on the Board Compensation Committee Report, we believe the instant submission misleadingly indicates that such a vote would convey meaningful information regarding the Company's executive compensation.

The Supporting Statement also makes conflicting statements as to the intended objective or effect of the Proposal's combined vote "to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." For example, Paragraph Three of the Supporting Statement asserts that "An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation." The Proponent goes on in such paragraph to note that "this vote would provide our board and management useful information about shareholder views on the company's senior executive compensation especially when tied to an innovative investor communication program." However, other language in the Supporting Statement creates confusion by suggesting that the goal and effect of the Proposal is to provide IBM stockholders with an opportunity to vote on whether the Company's executive compensation policies and procedures have been adequately explained in the Compensation Discussion and Analysis. For example, the Ninth paragraph of the Supporting Statement – noting the Proponent's belief that "a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool" – can be read to suggest that the vote in question is intended to address how clearly or effectively a company communicates about its executive compensation programs to stockholders. In our view, the Proposal and Supporting Statement are vague and indefinite on what exactly is to be voted on, and is equally unclear on how those objectives can be achieved through a vote on both the Compensation Committee Report and the policies and practices set forth in the Compensation Discussion and Analysis.

Finally, the Supporting Statement does not adequately distinguish between a variety of different stockholder proposals filed at other companies that sought advisory votes on compensation paid to executives – Paragraph One of the Supporting Statement notes that "close to 100 "Say on Pay" resolutions were filed in 2009 – as compared to other *company sponsored* advisory resolutions on executive compensation (see Paragraph Four of the Supporting Statement) and as further compared to still other resolutions which were mandated by Federal TARP legislation, which legislation was inapplicable to IBM. All of this adds to the already existing mélange of confusion and ambiguity over what is actually being proposed in the instant case, and how this Proposal would actually operate at IBM.

In sum, just as in the proposals in *The Jefferies Group* and *The Ryland Group*, this Proposal is materially misleading because, following the Commission's adoption of the current compensation disclosure rules, the IBM Compensation Committee Report does not contain the information that the Proposal would indicate that our stockholders should be voting on – the Company's executive compensation policies. Further, given the vague

and conflicting statements in the Proposal and the Supporting Statement as to the operation and effect of the combined advisory vote that is sought by the instant Proposal, it is simply not possible for IBM stockholders in voting on the Proposal or for the Board, if it were to seek to implement the Proposal, to determine exactly what is called for under the Proposal. As in the earlier letters in *The Jefferies Group* and *The Ryland Group*, the language of this Proposal and Supporting Statement create a fundamental uncertainty as to whether the advisory vote would relate in some way to the actions by the Board that are described in the Compensation Committee Report, the clarity or effectiveness of the Company's compensation disclosures or the substance of the Company's executive compensation policies and practices. Since neither IBM stockholders voting on the Proposal, nor the Board, in implementing the Proposal if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, or what the resulting Company stockholder vote would mean, we conclude that the Proposal is so inherently vague that it is materially misleading and excludable under Rule 14a-8(i)(3).

B. The Proposal Is Also Subject to outright Exclusion Because It Is Unclear About the Actions/Roles to be taken by Company Management and The Board Of Directors

As earlier noted in *The Jefferies Group*, *supra*, the instant Proposal also recommends that "**the board of directors**" adopt a policy requiring that the proxy statement for each annual meeting contain a proposal **submitted by and supported by Company Management** on an advisory vote to ratify and approve both the Board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's CD&A.

IBM is a New York Corporation, and under Section 701 of the New York Business Corporation Law ("BCL"), the **directors** are vested with the power and authority to manage the business of the corporation. Section 701 provides, in relevant part, that: "Subject to any provision of the certificate of incorporation ... the business of a corporation shall be managed under the direction of its board of directors ...." Further, consistent with Section 701 of the BCL, Article 3, Section 1 of IBM's by-laws provides that:

> **The business and affairs of the corporation shall be managed by the Board. The Board may exercise all such authority and powers of the corporation and do all such lawful acts and things as are not by law, the Certificate of Incorporation or these Bylaws, directed or required to be exercised or done by the stockholders.**

(http://www.ibm.com/investor/governance/by-laws.wss)

Moreover, under Rule 14a-4(a) of the Commission's proxy rules, it is the IBM Board of Directors, not the Company's management, that is responsible for soliciting authority to vote the shares of the Company at the annual meeting, and it is the Board, not the Company's management, that determines the matters to be submitted to IBM stockholders at our annual meeting.

The Proposal's requirement that all future advisory votes be "**submitted by and**

supported by Company Management" conflicts with the authority of the **Board** under New York law and the proxy rules to control what is submitted to stockholders for a vote, as well as to make a recommendation as to how IBM stockholders should vote on such matters. Given the conflict in the roles of the Board of Directors and Company Management set forth in the Proposal, there is a fundamental lack of certainty as to how the Proposal would be implemented. Just as in *The Jefferies Group*, neither IBM stockholders reviewing this Proposal nor the Company's Board would be able to determine with any reasonable certainty what actions are sought by the Proposal, since the authority to submit and support the Proposal in the proxy statement rests with the IBM Board of Directors, not with the Company's Management, as required under the plain language of the instant Proposal. In this respect, the vague and misleading nature of the Proposal is similar to the situation addressed in paragraph (c) of the Note to Rule 14a-9, which identifies as an example of situations that may be misleading under such Rule, the "[f]ailure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter."

As noted by the registrant in *The Jefferies Group*, which received a proposal essentially identical to the instant one, "fundamentally inconsistent interpretations can be made of this Proposal."[2] Just as in *The Jefferies Group*, the instant Proposal is subject to multiple interpretations, including:

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be "**Company Management**" that will submit and support the future advisory vote resolutions—with this view based on a reading of the plain language of the Proposal, which calls for "Company Management" submission and support of these advisory vote proposals; or

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be the Company's **Board** that will submit and support the future advisory vote resolutions—with this view based on New York law requirements, the language in our proxy materials consistent with New York law as well as Rule 14a-4, including with respect to the Proposal, that it is the Board submitting matters for stockholder consideration, as well as making recommendations as to whether those matters should be supported by stockholders.

The Staff has frequently concurred that proposals that are susceptible to multiple interpretations can be excluded as vague and indefinite because the company and its

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[2]In this regard, the registrant in Jefferies cited for support a no-action letter in Bank Mutual Corporation (January 11, 2005), where the Staff expressed its view concurring that a proposal seeking that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" could be omitted in reliance on rule 14a-8(i)(3). In its request for relief, Bank Mutual noted that it was unclear whether the Proponent intended to submit a proposal that required all directors retire after attaining the age of 72, or merely that a retirement age be set upon a director attaining age 72. In other words, while the intent of the proposal could probably be understood as requiring each director to retire upon reaching 72 years of age, the plain language of the proposal could also be understood as requiring a retirement age be set upon a director reaching age 72. These two interpretations are substantively different, as one would set the retirement age at 72 years and the other would set the date when each director's retirement age would be established.

shareholders might interpret the proposal differently, such that any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal. *Fuqua Industries, Inc.* (March 12, 1991). More recently, in *IBM* (January 26, 2009) and *General Electric Co.* (January 26, 2009; *reconsideration denied* April 2, 2009), a proposal requested that the Board take the steps necessary to amend the By-Laws and each appropriate governing document to give the holders of 10% of the Company's outstanding stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. That proposal further provided that such "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." Because that proposal was susceptible to at least two interpretations, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also IBM* (February 2, 2005) (concurring with the exclusion of a proposal regarding officer and director compensation as vague and indefinite because the identity of the affected officers and directors was susceptible to multiple interpretations).

In short, the Proposal, as submitted, is subject to multiple inconsistent interpretations. Moreover, if IBM -- as the entity most familiar with the instant situation after having studied the Proposal -- finds the Proposal hopelessly vague and indefinite, we respectfully suggest that IBM stockholders at large, faced only with the stark, inconsistent and confusing language of the Proposal, would also be hopelessly confused if they ever had to interpret, vote upon, and/or suggest the proper implementation of such submission. As a result, the entire Proposal should properly be excluded under Rules 14a-8((i)(3) and 14a-9.

In this connection, the U.S. District Court, in the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992)("NYCERS"), stated:

> [T]he Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

The very same problem associated with the NYCERS proposal exists with the instant submission. Consistent with Staff precedent, IBM stockholders cannot be expected to make an informed decision on the merits of the instant Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B.

Here, the operative language of the Proposal is subject to alternative interpretations. Moreover, neither the Company's stockholders nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to properly implement the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and excludable in its entirety under Rules 14a-8(i)(3) and 14a-9.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False Or Misleading.

The Proposal recommends the Board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal submitted by and supported by Company Management seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis. As noted in Section I.B., *supra*, the Company is properly governed by its Board of Directors, and it is inconsistent with New York State law for IBM stockholders to attempt to control, through a stockholder proposal, what the Board or the Company's Management will collectively and/or individually "support." See Section 701 of the BCL and Article 3, Section 1 of IBM's by-laws, *supra*.

As the Company's Board of Directors wrote on page 78 of our 2009 proxy statement in response to the prior stockholder proposal seeking an advisory vote policy on executive compensation, "the Board of Directors believes that adopting the proposed advisory vote policy on executive compensation is not warranted." This remains true in connection with the instant submission, which is vague and ambiguous as to what our stockholders are being asked to vote upon, and what action the Board is being asked to consider.

The Company understands that Congress is considering legislation on having an advisory vote on executive compensation for all U.S. public companies, and the Company would of course comply with any legal obligation to provide an advisory vote. Nevertheless, for the reasons addressed in this letter, if the instant Proposal were to be included in the Company's proxy materials, the Board would recommend a vote ***against*** the Proposal, and would include a statement explaining the basis for that recommendation to our stockholders. Although the proxy statement would not include the views of "Company Management" regarding the Proposal as required by the Proposal, IBM Company Management is of the same view as the Board with regard to the advisability of an annual advisory vote.

As was cogently argued by the registrant in *The Jefferies Group, supra*, the inclusion of the Proposal in the Company's annual proxy statement would require the Company to include the language "***submitted by and supported by Company Management***," which appears to be a fundamental element of the purpose and intent of the Proposal. The registrant in *The Jefferies Group* noted:

> The required inclusion of the Proposal in the Company's proxy materials would require the inclusion of the language in the Proposal that future advisory vote resolutions would be "support[ed]." The Proponent differentiates the Proposal itself from prior advisory vote proposals through its inclusion of this "support" language. Clearly, therefore, the element of "support" is fundamental to the Proposal's purpose and intent.
>
> While it is fundamentally unclear as to whether this support would be from the Board or "management," it is the view of both the Board and management that such an advisory vote resolution would not and should not be "support[ed]." Since the Proposal's requirement that the advisory vote resolution be "supported by management" is material to the purpose and intent of the Proposal,

shareholders would be voting on the Proposal based on the language in the Proposal that those future advisory vote resolutions would be "supported by management."

As neither the Board nor management believes it would be appropriate to "support" either the Proposal or an advisory vote resolution, the inclusion of the Proposal in the Company's proxy materials would require the inclusion in those materials of information that is materially false and misleading. Therefore, the Company believes that the required inclusion of the Proposal in its proxy materials would require it to include information in its proxy materials that is materially false and misleading and, as such, the Proposal may be omitted in reliance on rule 14a-8(i)(3). (emphasis added)

The staff concurred that the proposal in *The Jefferies Group* could be excluded under Rule 14a-8(i)(3). The same result should apply here to the instant Proposal. The Proposal is unclear, as discussed above, as to whether support should come from the Board or from Company's management, but it is the view of both our Board and Management that the instant Proposal should not be supported. Thus, inclusion of the instant Proposal in our proxy materials would also require inclusion of language that is materially false and misleading, and as such, the Proposal is properly excludable under Rule 14a-8(i)(3). See also *The Ryland Group, Inc.* (February 7, 2008)(reaching the same result).

CONCLUSION

In sum, the Proposal is subject to outright exclusion under both Rule 14a-8(i)(3) and Rule 14a-9 for the reasons discussed above. We are sending the Proponent and co-filers a copy of this letter, advising of our intent to exclude the Proposal from our proxy materials. The Proponent is respectfully requested to copy the undersigned on any response that may be made to the Staff. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

cc: Boston Common Asset Management LLC and co-filers (see attachment)

PRIMARY FILER:

	Boston Common Asset Management, LLC Dawn Wolfe Social Research Analyst Boston Common Asset Management, LLC 84 State Street, Suite 1000 Boston, MA 02109

	Co-Filers
1	**Benedictine Sisters** Sister Susan Mika, OSB Corporate Responsibility Program Benedictine Sisters 285 Oblate Drive San Antonio, TX 78216
2	**Benedictine Sisters of Virginia** Sister Henry Marie Zimmermann, OSB Treasurer Benedictine Sisters of Virginia Saint Benedict Monastery 9535 Linton Hall Road Bristow, VA 20136-1217
3	**Catholic Health East** Sister Kathleen Coll, SSJ Administrator, Shareholder Advocacy Catholic Health East 3805 West Chester Pike, Suite 100 Newtown Square, PA 19073-2304
4	**Catholic Healthcare Partners** Michael D. Connelly President & CEO Catholic Healthcare Partners 615 Elsinore Place Cincinnati, OH 45202
5	**Church of the Brethren Benefit Trust, Inc.** Steven Mason Director, Brethren Foundation Church of the Brethren Benefit Trust, Inc. 1505 Dundee Avenue Elgin, IL 60120-1619
6	**Communication Workers of America** George Kohl, Senior Director Communication Workers of America 501 Third Street, N.W. Washington, DC 20001-2797

	Co-Filers
7	**Congregation of Sisters of St. Agnes** Sister Stella Storch, OP CSA Justice Coordinator Congregation of Sisters of St. Agnes 320 County Road K Fond du Lac, WI 54935
8	**Manhattan Country School** Ms. Michele Sola, Director Manhattan Country School 7 East 96th Street New York, NY 10128
9	**Missionary Oblates of Mary Immaculate** Rev. Seamus P. Finn, OMI Director Justice, Peace and Integrity of Creation Office Missionary Oblates of Mary Immaculate 391 Michigan Avenue, NE Washington, DC 20017
10	**Pension Boards – United Church of Christ, Inc.** Kathryn McCloskey Director, Corporate Social Responsibility Pension Boards – United Church of Christ, Inc. 475 Riverside Drive, Suite 1020 New York, NY 10115
11	**Providence Trust** Sister Ramona Bezner, CDP Trustee/Administrator Providence Trust 515 SW 24th Street San Antonio, TX 78207-4619
12	**Sisters of Charity** Sister Gwen Farry, BVM Sisters of Charity, BVM 205 W. Monroe, Suite 500 Chicago, IL 60606-5062
13	**Sisters of Notre Dame de Namur** Sister Patricia O'Brien Sisters of Notre Dame de Namur 72 Windsor Street Everett, MA 02149
14	**Sisters of Saint Joseph** Sister Anne P. Myers, SSJ President The Corporation of the Convent Of the Sisters of Saint Joseph Mount Saint Joseph Convent 9701 Germantown Avenue Philadelphia, PA 19118
15	**Sisters of Saint Joseph of Boston** Sister Carole Lombard, CSJ

	Co-Filers
	Sisters of Saint Joseph of Boston 637 Cambridge Street Brighton, MA 02135-2801
16	**Tides Foundation** Lauren Webster Chief Financial Officer Tides Foundation The Presidio P. O. Box 29903 San Francisco, CA 94129-0903
17	**United Church Foundation** Kathryn McCloskey Director, Corporate Social Responsibility United Church Foundation 475 Riverside Drive, Suite 1020 New York, NY 10115
18	**Walden Asset Management** Timothy Smith Senior Vice President Director of Social Investing Walden Asset Management One Beacon Street Boston, MA 02108

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2010 Proxy Statement pursuant to Rule 14a-8

Exhibit A

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of International Business Machines (IBM) recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance. In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and more than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform.

Investor, public and legislative concerns about executive compensation have reached new levels of intensity. A 2009 report by The Conference Board Task Force on Executive Compensation, noting that pay has become a flashpoint, recommends taking immediate and credible action "in order to restore trust in the ability of boards to oversee executive compensation" and calls for compensation programs which are "transparent, understandable and effectively communicated to shareholders."

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information about shareholder views on the company's senior executive compensation especially when tied to an innovative investor communication program.

Over 25 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior

executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.



BOSTON COMMON
ASSET MANAGEMENT, LLC

November 3, 2009

Samuel J. Palmisano
Chairman, President, and CEO
International Business Machines
1 New Orchard Rd.
Armonk, New York
10504

11-05-09 P03:51 ~~OUT~~ IN

Sent via FedEx and fascimilie to (914) 765-6021

Dear Mr. Palmisano:

As a long term shareowner of IBM, Boston Common Asset Management, together with its clients representing more than 57,000 shares of IBM, initiated dialogue with the company on a key board accountability issue—implementation of an annual referendum process for shareowners about senior executive compensation.

As you are aware, despite strong recommendations by the Board of Directors against our proposal for the past two years, IBM shareowners demonstrated a high level of support for it at the 2008 and 2009 annual meetings. Since that time, when over 44 percent of IBM shareowners voted in favor of "say-on-pay" reform, over two dozen companies have voluntarily adopted say-on-pay and advisory votes on pay were mandated for the first time this year at hundreds of companies that received funds from the government's Troubled Assets Relief Program.

An advisory vote provides the Board and management with useful information about how shareowners of IBM specifically view the company's senior executive compensation packages. We believe IBM has an opportunity to further enhance its reputation as a governance leader by joining a growing number of U.S. corporations that are responding to calls from mainstream investors to establish an annual referendum process for shareowners on executive compensation.

As the potential for say-on-pay to be mandated by Congress becomes more certain, our primary interest is in further dialogue with IBM on the merits of establishing an annual advisory vote and how the Board can implement it. To protect our rights as shareowners as this dialogue moves forward, Boston Common is submitting the enclosed shareholder proposal for inclusion in the 2010 proxy statement on behalf of its clients. The enclosed shareholder proposal in being submitted in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Boston Common is the beneficial owner, as defined in Rule 13d-3 of the Act, of 57,150 shares of International Business Machines Common Stock. Verification of ownership will be provided upon request. Boston Common has held at least $2,000 in market value of these securities for more than one year at the time of the filing of this shareholder proposal and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the

resolution as required. Boston Common Asset Management is the primary filer of this resolution.

We welcome the opportunity to further discuss this matter with company management prior to the submission of IBM's Proxy Statement and Form of Proxy to the SEC. I can be reached directly via telephone at (617) 720-5557 or via e-mail at dwolfe@bostoncommonasset.com to arrange a conversation between IBM and our shareowner group.

Sincerely,



Dawn Wolfe
Associate Director of Social Research
Boston Common Asset Management

Copy:
Andrew Bonzani, IBM Vice President, Assistant General Counsel & Assistant Secretary
abonzani@us.ibm.com

Sr. Kathleen Coll, SSJ, Catholic Health East

Susan Makos, Catholic Healthcare Partners

Stephen Viederman, Christopher Reynolds Foundation

Steve Mason, Church of the Brethren Benefit Trust

Tony Daley, Communication Workers of America

Sr. Carole Lombard, CSJ, Congregation of the Sisters of Saint Joseph of Boston

Patricia Simpson, the Endowment Investment Committee of the Paulist Center Community, Boston

Bill Dempsey, the Fund for the Center for Community Change

Sr. Mary Jeremiah O'Sullivan, Missionary Franciscan Sisters of the Immaculate Conception

Kathryn O'Neill, Pension Boards of the United Church of Christ

Timothy Smith, Walden Asset Management

Enclosures:
Executive Compensation Advisory Vote Shareholder Resolution